UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated November 14, 2012, announcing the Company's financial and operating results for the third quarter ended September 30, 2012.

Attached as Exhibit 2 is a copy of the Company's unaudited consolidated financial statements and related notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: November 14, 2012	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

CONTACTS: Aegean Marine Petroleum Network Inc.	Investor Relations:
(212) 763-5665 investor@ampni.com	The IGB Group Leon Berman, Principal (212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces Third Quarter 2012 Financial Results

PIRAEUS, Greece, November, 14, 2012 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the third quarter ended September 30, 2012.

Third Quarter Highlights

•	Recorded sales volumes of 2,716,388 metric tons.million.
•	Recorded gross profit of $74.4 million.
•	Recorded operating income of $15.1 million.
•	Recorded net income of $8.0 million attributable to AMPNI shareholders or $0.17 basic and diluted earnings per share.
•	Recorded EBITDA (as defined in Note 1) of $24.6 million.
•	Expanded global marine fuel logistics chain.
o	Commenced physical supply operations in Hong Kong.
o	Commenced utilization of Tanger Med storage facility.

The Company recorded net income attributable to AMPNI shareholders for the three months ended September 30, 2012 of $8.0 million, or $0.17 basic and diluted earnings per share.  For the three months ended September 30, 2011 the Company recorded a net loss of $3.3 million, or $0.07 basic and diluted loss per share. Excluding a non-cash loss of $8.6 million from the sale of a retired floating storage vessel, net income on an adjusted basis for the third quarter of 2011 was $5.3 million, or $0.11 basic and diluted earnings per share. The weighted average basic and diluted shares outstanding for the three months ended September 30, 2012 were 45,487,844. The weighted average basic and diluted shares outstanding for the three months ended September 30, 2011 were 45,992,860.

Total revenues for the three months ended September 30, 2012, decreased 0.7% to $1,825.3 million compared to $1,838.3 million for the same period in 2011. For the three months ended September, 30 2012, sales of marine petroleum products decreased by 0.8% to $1,810.5 million compared to $1,824.9 million for the same period in 2011. Gross profit, which equals total revenue less directly attributable cost of revenue increased by 3.8% to $74.4 million in the third quarter of 2012 compared to $71.7 million in the same period in 2011.

1

For the three months ended September 30, 2012, the volume of marine fuel sold increased to 2,716,388 metric tons as compared to 2,715,439 metric tons in the same period in 2011.

Operating income for the third quarter 2012 increased by 190.4% to $15.1 million as compared to $5.2 million for the same period in 2011. Operating expenses excluding net book gain or loss on sale of vessels increased by $1.4 million, or 2.4%, to $59.3 million for the three months ended September 30, 2012, as compared to $57.9 million for the same period in 2011.

E. Nikolas Tavlarios, President, commented, "Our results for the third quarter reflect management's unrelenting focus on steadily enhancing profitability under challenging market conditions as adjusted net income increased more than 50% compared to the year-earlier period. During the third quarter, we commenced physical supply operations in Hong Kong, increasing Aegean's current global scale to 20 markets covering approximately 60 ports. We also announced plans to launch operations in Barcelona, Spain, further enhancing our ability to leverage Aegean's high-quality logistics infrastructure. Consistent with our objective to expand Aegean's worldwide marine fuel logistics chain, we commenced utilization of the onshore storage facility in Tanger Med during the third quarter. This new facility provides important strategic benefits that will enable Aegean to ensure the availability of product for credit quality customers, enhance its purchasing power for marine fuel and generate third-party leasing income. With an expanding global full-service platform we remain well positioned to strengthen Aegean's global brand recognition and drive future performance."

Liquidity and Capital Resources

As of September 30, 2012, the Company had cash and cash equivalents of $77.1 million and working capital of $74.5 million. Non-cash working capital, or working capital excluding cash and debt, was $465.8 million as of September 30, 2012.

Net cash provided by operating activities was $22.2 million for the three months ended September 30, 2012. Net income, as adjusted for non-cash items (as defined in Note 9) was $19.9 million for the period.

Net cash used in investing activities was $10.6 million for the three months ended September 30, 2012, mainly due to the advances for other fixed assets under construction.

Net cash used in financing activities was $20.7 million for the three months ended September 30, 2012, primarily driven by the pay down of net borrowings.

As of September 30, 2012, the Company had $207.1 million in available liquidity, which includes unrestricted cash and cash equivalents of $77.1 million and available undrawn amounts under the Company's working capital facilities of $130.0 million, to finance working capital requirements.

Spyros Gianniotis, Chief Financial Officer, stated, "During the third quarter, we continued to increase fleet utilization while growing sales volumes in a number of our core markets.  We also maintained our focus on executing transactions in a disciplined manner with creditworthy counterparties and improving our overall cost structure. While we continue to operate in a difficult macro environment, we believe our integrated services and financial strength bode well for management to further enhance Aegean's long-term earnings potential as we continue to leverage our global marine fuel platform."

2

Summary Consolidated Financial and Other Data (Unaudited)
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2012	2011	2012
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Revenues - third parties	$1,828,105	$1,814,147	$5,181,554	$5,478,829
Revenues - related companies	10,194	11,124	43,563	45,417
Total revenues	1,838,299	1,825,271	5,225,117	5,524,246
Cost of revenues - third parties	1,643,151	1,637,705	4,710,651	4,937,503
Cost of revenues– related companies	123,446	113,177	313,616	355,943
Total cost of revenues	1,766,597	1,750,882	5,024,267	5,293,446
Gross profit	71,702	74,389	200,850	230,800
Operating expenses:
Selling and distribution	49,425	51,162	143,453	159,502
General and administrative	8,071	7,774	21,768	22,194
Amortization of intangible assets	360	379	1,069	1,130
Loss on sale of vessels, net	8,631	-	8,682	4,218
Operating income	5,215	15,074	25,878	43,756
Net financing cost	7,493	7,927	20,234	24,981
Foreign exchange (gains) losses, net	(1,791)	(2,103)	(2,556)	(2,804)
Income taxes	1,884	510	3,303	2,783
Net (loss) income	(2,371)	8,740	4,897	18,796
Less income attributable to non-controlling interest	962	722	962	2,063
Net (loss) income/ attributable to AMPNI shareholders	$(3,333)	$8,018	$3,935	$16,733
Basic earnings/ per share (U.S. dollars)	$(0.07)	$0.17	$0.08	$0.36
Diluted earnings/ per share (U.S. dollars)	$(0.07)	$0.17	$0.08	$0.36

EBITDA(1)	$13,743	$24,574	$49,935	$68,114

Other Financial Data:
Gross spread on marine petroleum products(2)	$63,888	$63,933	$186,915	$204,141
Gross spread on lubricants(2)	424	858	1,435	2,149
Gross spread on marine fuel(2)	63,464	63,075	185,480	201,992
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	23.4	23.2	23.0	25.6
Net cash provided by (used in) operating activities	$(32,565)	$22,213	$(90,319)	$79,856
Net cash used in investing activities	(5,594)	(10,599)	(27,038)	(29,238)
Net cash provided by (used in) financing activities	34,165	(20,739)	67,988	(42,008)

Sales Volume Data (Marine Fuel Metric Tons): (3)
Total sales volumes	2,715,439	2,716,388	8,077,557	7,891,794

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	58.0	57.0	58.0	57.0
Average number of owned bunkering tankers(4)(5)	56.0	57.0	55.5	57.5
Special Purpose Vessels, end of period(6)……………	1.0	1.0	1.0	1.0
Number of owned storage facilities, end of period(7)	8.0	7.0	8.0	7.0

3

Summary Consolidated Financial and Other Data (Unaudited)
	As of December 31, 2011	As of September 30, 2012

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	68,582	77,081
Gross trade receivables	526,450	554,145
Allowance for doubtful accounts	(1,354)	(3,760)
Inventories	204,057	199,918
Current assets	851,991	886,105
Total assets	1,472,438	1,509,398
Trade payables	250,810	305,111
Current liabilities (including current portion of long-term debt)	650,810	811,589
Total debt	706,916	667,318
Total liabilities	992,896	1,009,183
Total stockholder's equity	479,542	500,215

Working Capital Data:
Working capital(8)	201,181	74,516
Working capital excluding cash and debt(8)	497,925	465,766

Notes:
1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA do not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that recorded by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2012	2011	2012

Net (loss) income attributable to AMPNI shareholders	(3,333)	8,018	3,935	16,733

Add: Net financing cost including amortization of financing costs	7,493	7,927	20,234	24,981
Add: Income tax expense	1,884	510	3,303	2,783
Add: Depreciation and amortization excluding amortization of financing costs	7,699	8,119	22,463	23,617

EBITDA	13,743	24,574	49,935	68,114

4

2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2012	2011	2012

Sales of marine petroleum products	1,824,941	1,810,525	5,196,577	5,484,406
Less: Cost of marine petroleum products sold	(1,761,053)	(1,746,592)	(5,009,662)	(5,280,265)
Gross spread on marine petroleum products	63,888	63,933	186,915	204,141
Less: Gross spread on lubricants	(424)	(858)	(1,435)	(2,149)
Gross spread on marine fuel	63,464	63,075	185,480	201,992

Sales volume of marine fuel (metric tons)	2,715,439	2,716,388	8,077,557	7,891,794

Gross spread per metric ton of marine fuel sold (U.S. dollars)	23.4	23.2	23.0	25.6

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Ghana, Vancouver, Montreal, Mexico, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas, Tenerife, Panama, Hong Kong and Greece, where the Company conducts operations through its related company, Aegean Oil.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.   This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

5

7.
As of September 30, 2012 the Company owned one Panamax tanker, the Aeolos, and one Aframax tanker, the Leader as floating storage facilities in Gibraltar and United Arab Emirates. Additionally, the Company operates a barge, the Mediterranean, as a floating storage facility in Greece and a small tanker, the Tapuit, as a floating storage facility in Northern Europe.  The Company also has on-land storage facilities in Portland, Las Palmas and Panama.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

9.
Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, restricted stock, amortization, deferred income taxes, loss on sale of vessels, net, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is a quantitative standard used to assist in evaluating a company's ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

Third Quarter 2012 Dividend Announcement
On November 14, 2012, the Company's Board of Directors declared a third quarter 2012 dividend of $0.01 per share payable on December 12, 2012 to shareholders of record as of November 28, 2012. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on  Thursday, November 15, 2012 at 8:30 a.m. Eastern Time, to discuss its third quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (866) 431-5320 (for U.S.-based callers) or (719) 325-2414 (for international callers) and enter the passcode: 8476067.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through November 29, 2012 by dialing (888) 203-1112 or (for U.S.-based callers) or (719) 457-0820 (for international callers) and enter the passcode: 8476067.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 20 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Cape Verde, Panama and Hong Kong, and plans to commence operations in Barcelona, Spain during the first quarter of 2013. The Company has also entered into a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

6

Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND SEPTEMBER 30, 2012
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2011	September 30, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$68,582	$77,081
Trade receivables, net of allowance for doubtful accounts of $1,354 and $3,760, as of December 31, 2011 and September 30, 2012 respectively	525,096	550,385
Due from related companies	16,128	16,597
Derivative asset	1,219	1,063
Inventories	204,057	199,918
Prepayments and other current assets, net of allowance for doubtful accounts of $0 and $770, as of December 31, 2011 and September 30, 2012 respectively	31,573	34,196
Restricted cash	5,336	6,865
Total current assets	851,991	886,105

FIXED ASSETS:
Advances for vessels under construction and acquisitions	11,553	-
Advances for other fixed assets under construction	40,746	72,964
Vessels, cost	545,684	540,315
Vessels, accumulated depreciation	(71,244)	(78,651)
Other fixed assets, net	13,166	13,044
Total fixed assets	539,905	547,672

OTHER NON-CURRENT ASSETS:
Deferred charges, net	19,602	15,949
Intangible assets	20,023	18,893
Goodwill	37,946	37,946
Deferred tax asset	2,813	2,669
Other non-current assets	158	164
Total assets	1,472,438	1,509,398
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	349,234	325,968
Current portion of long-term debt	21,428	149,228
Trade payables to third parties	222,263	273,666
Trade payables to related companies	28,547	31,445
Other payables to related companies	2,131	950
Accrued and other current liabilities	27,207	30,332
Total current liabilities	650,810	811,589

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	336,254	192,122
Deferred tax liability	2,906	3,011
Derivative liability	385	593
Other non-current liabilities	2,541	1,868
Total non-current liabilities	342,086	197,594

COMMITMENTS AND CONTINGENCIES	-	-

AMPNI STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2011 and September 30, 2012; 48,196,870 and 48,553,038 shares issued and 46,229,231 and 46,585,399 shares outstanding at December 31, 2011 and September 30, 2012, respectively	482	486
Treasury stock $0.01 par value; 1,967,639 shares, repurchased at December 31, 2011 and September 30, 2012	(29,308)	(29,308)
Additional paid-in capital	341,154	344,421
Retained earnings	165,734	181,073
Total AMPNI stockholders' equity	478,062	496,672

Non-controlling interest	1,480	3,543
Total equity	479,542	500,215
Total liabilities and equity	1,472,438	1,509,398

The accompanying notes are an integral part of these condensed consolidated financial statements

                          AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2012
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Nine Months Ended September 30,
	2011	2012

Revenues
Revenues – third parties	5,181,554	5,478,829
Revenues – related companies	43,563	45,417

Total Revenues	5,225,117	5,524,246

Cost of Revenues
Cost of revenues– third parties	4,710,651	4,937,503
Cost of revenues – related companies	313,616	355,943

Total Cost of Revenues	5,024,267	5,293,446

Gross Profit	200,850	230,800

OPERATING EXPENSES:
Selling and Distribution	143,453	159,502
General and Administrative	21,768	22,194
Amortization of intangible assets	1,069	1,130
Loss on sale of vessels, net	8,682	4,218

Total operating expenses	174,972	187,044

Operating income	25,878	43,756

OTHER INCOME/(EXPENSE):
Interest and finance costs	(20,269)	(25,044)
Interest income	35	63
Foreign exchange gains, net	2,556	2,804
	(17,678)	(22,177)

Income before provision for income taxes	8,200	21,579

Income taxes	(3,303)	(2,783)

Net income	$4,897	$18,796
Net income attributable to non-controlling interest	962	2,063
Net income attributable to AMPNI shareholders	$3,935	$16,733

Basic earnings per common share	$0.08	$0.36
Diluted earnings per common share	$0.08	$0.36

Weighted average number of shares, basic	46,184,387	45,464,001
Weighted average number of shares, diluted	46,184,387	45,464,001

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 AS OF SEPTEMBER 30, 2011 AND 2012

(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total

	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2010	47,709,420	477	(1,000,000)	(10)	312,526	157,370		$470,363

- Net income	-	-	-	-	-	3,935	962	4,897
- Dividends declared and paid ($0.3 per share)	-	-	-	-	-	(1,401)	-	(1,401)

- Share-based compensation	487,450	5	-	-	2,779	-	-	2,784
- Repurchases of common stock	-	-	(967,639)	(10)	(4,618)	-	-	(4,628)

BALANCE, September 30, 2011	48,196,870	482	(1,967,639)	(20)	310,687	159,904	962	472,015

	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earningss	Non-Controlling Interest	Total

	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2011	48,196,870	482	(1,967,639)	(20)	311,866	165,734	1,480	$479,542

- Net income	-	-	-	-	-	16,733	2,063	18,796
- Dividends declared and paid ($0.3 per share)	-	-	-	-	-	(1,394)	-	(1,394)

- Share-based compensation	356,168	4	-	-	3,267	-	-	3,271

BALANCE, September 30, 2012	48,553,038	486	(1,967,639)	(20)	315,133	181,073	3,543	500,215

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2012
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2011	2012
Cash flows from operating activities:
Net income	$4,897	$18,796
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	16,147	16,833
Provision of doubtful accounts	342	3,176
Share-based compensation	2,784	3,271
Amortization	7,060	7,637
Deferred income taxes	(525)	249
Unrealized loss (gain) on derivatives	(892)	364
Loss on sale of vessels, net	8,682	4,218
Unrealized foreign exchange gain	-	(317)
(Increase) Decrease in:
Trade receivables	(144,542)	(27,584)
Due from related companies	1,243	(469)
Inventories	(15,197)	4,139
Prepayments and other current assets	(8,230)	(3,393)
Increase (Decrease) in:
Trade payables	34,111	54,554
Other payables to related companies	2,766	(1,181)
Accrued and other current liabilities	8,600	3,267
Other non-current assets	(53)	(6)
Other non-current liabilities	336	148
Payments for dry-docking	(7,848)	(3,846)
Net cash (used in) provided by operating activities	(90,319)	79,856

Cash flows from investing activities:
Advances for vessels under construction	(22,040)	(2,303)
Advances for other fixed assets under construction	(11,790)	(32,218)
Net proceeds from sale of vessels	8,474	7,150
Purchase of other fixed assets	(170)	(338)
Purchase of intangible assets	(1,500)	-
Decrease/ (increase) in restricted cash	(12)	(1,529)
Net cash used in investing activities	(27,038)	(29,238)

Cash flows from financing activities:
Proceeds from long-term debt	17,273	-
Repayment of long-term debt	(71,493)	(16,015)
Repayment of capital lease obligation	(917)	(963)
Net change in short-term borrowings	130,122	(23,266)
Financing costs paid	(968)	(370)
Repurchases of common stock	(4,628)	-
Dividends paid	(1,401)	(1,394)
Net cash provided by (used in) financing activities	67,988	(42,008)

Effect of exchange rate changes on cash and cash equivalents	435	(111)

Net change in cash and cash equivalents	(48,934)	8,499
Cash and cash equivalents at beginning of period	86,499	68,582
Cash and cash equivalents at end of period	$37,565	$77,081

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean" or "AMPNI") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2012 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2012.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2011.

The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities.  The carrying value approximates the fair market value for the floating rate loans because interest rates are based on the market rates.

2.	Significant accounting policies:

    A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2011. There have been no material changes to these policies in the nine-month period ended September 30, 2012.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.	Trade Accounts Receivables Factoring Agreement

In connection with the factoring agreement, renewed on November 14, 2012 and valid until October 17, 2013, the Company transfers ownership of eligible trade accounts receivable to a third party purchaser without recourse in exchange of cash. Proceeds from the transfer reflect the face value of the account less a discount. The receivables sold pursuant to this factoring agreement are excluded from trade receivables on the consolidated balance sheets and are reflected as cash provided by operating activities on the consolidated statements of cash flows.

The third party purchaser has no recourse to our assets for failure of debtors to pay when due. We sold $583,721 of trade accounts receivable during the period ended September 30, 2012, which is net of servicing fees of $1,333.

4.	Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2011	September 30, 2012
Held for sale:
Marine Fuel Oil	146,770	149,959
Marine Gas Oil	53,635	44,645
	200,405	194,604
Held for consumption:
Marine fuel	2,355	4,217
Lubricants	1,063	957
Stores	31	23
Victuals	203	117
	3,652	5,314

Total	204,057	199,918

5.	Advances for Vessels under Construction and Acquisitions:

During the nine months ended September 30, 2012, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, January 1, 2012	11,553
Advances for vessels under construction and related costs	2,302
Vessels Delivered	(13,855)
Balance September 30, 2012	-

The amounts shown in the accompanying condensed consolidated balance sheets include advance and milestone payments relating to the remaining shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction period which were capitalized.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

6.	Advances for Other Fixed Assets under Construction:

Fujairah in-land storage facility: In July 2010, the Company assumed a 25-year terminal lease agreement from a related party, which will be automatically renewed for an additional 25 years, with the Municipality of Fujairah, and to build an in-land storage facility in the United Arab Emirates with total estimated costs of $105,000. The Company is expected to complete the construction of the new facility until the end of year 2013 and the payment of the contractual amounts will be made with the progress of the construction.  As of September 30, 2012, the Company has paid advances for construction and related costs of the in-land storage facility amounting to $72,964. The contractual obligations arising from signed contracts relating to this project after September 30, 2012 are estimated as $8,000 for the fourth quarter of 2012 and $25,000 for 2013.

7.	Vessels:

During the nine months ended September 30, 2012, the movement of the account vessels was as follows:
	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2012	545,684	(71,244)	474,440
- Vessels additions	13,855	-	13,855
- Depreciation	-	(16,375)	(16,375)
- Vessels sold	(19,224)	8,968	(10,256)
Balance, September 30, 2012	540,315	(78,651)	461,664

On April 10, 2012, the Company sold the vessel Vera to an unaffiliated third-party purchaser for an aggregate price of $605. The loss on sale of $697 was calculated as the sale price less the carrying value of the vessel of $952 and the carrying value of unamortized dry-docking costs of $350. This loss is included under the loss on sale of vessels, net in the consolidated statements of income.

On April 19, 2012, the Company sold the floating storage facility Fos to an unaffiliated third-party purchaser for an aggregate price of $5,103. The loss on sale of $4,030 was calculated as the sale price less the carrying value of the vessel of $8,762 and the carrying value of unamortized dry-docking costs of $371. This loss is included under the loss on sale of vessels, net in the consolidated statements of income.

On May 23, 2012, the newly-constructed bunkering tanker, Symi (ex-QHS-228), with a total cost of $13,855, became operational in the Company's service center in Ghana.

On June 14, 2012, the Company sold the vessel Hope to an unaffiliated third-party purchaser for an aggregate price of $1,442. The gain on sale of $509 was calculated as the sale price less the carrying value of the vessel of $541 and the carrying value of unamortized dry-docking costs of $392. This loss is included under the loss on sale of vessels, net in the consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

8.	Other Fixed Assets:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2011	9,036	3,459	2,639	15,134
- Additions	-	-	338	338
- Disposals	-	-	(53)	(53)
Cost, September 30, 2012	9,036	3,459	2,924	15,419

Accumulated depreciation, December 31, 2011	-	(412)	(1,556)	(1,968)
- Depreciation expense	-	(28)	(432)	(460)
- Disposals		-	53	53
Accumulated depreciation, September 30, 2012	-	(440)	(1,935)	(2,375)

Net book value, December 31, 2011	9,036	3,047	1,083	13,166
Net book value, September 30, 2012	9,036	3,019	989	13,044

9.	Deferred Charges:

During the nine months ended September 30, 2012, the movement of the account, deferred charges was as follows:
	Dry-docking	Financing Costs	Total
Balance, January 1, 2012	18,257	1,345	19,602
- Additions	3,596	370	3,966
- Disposals	(1,112)	-	(1,112)
- Amortization	(5,654)	(853)	(6,507)
Balance, September 30, 2012	15,087	862	15,949

The amortization for dry-docking costs is included in cost of revenue and in selling and distribution cost in the accompanying condensed consolidated statements of income, according to their function. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

10.	Goodwill and intangible assets:

Goodwill: Goodwill identified represents the purchase price in excess of the fair value of the identifiable net assets of the acquired business at the date of acquisition. The Company tests for impairment at least annually (as of December 31), or more frequently if impairment indicators arise, using a two step process. The first step identifies potential impairment by comparing the estimated fair value of a reporting unit with its book value including goodwill. If the fair value exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied fair value of goodwill is less than the carrying amount, a write-down is recorded.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The decline in our stock price such that the market capitalization was lower than the consolidated net book value as of September 30, 2012 indicated the need for an interim impairment assessment. The Company calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the implied fair value of goodwill exceeded the book value. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital (WACC), of approximately 7%, and the future price of marine fuel products. No impairment loss was recorded at September 30, 2012.

Intangible assets: The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary, the Las Palmas and Panama sites and a non-compete covenant acquired with the Verbeke business. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

		Concession agreements	Non-compete covenant	Total
Cost as per	December 31, 2011	19,797	3,365	23,162
	September 30, 2012	19,797	3,365	23,162
Accumulated Amortization as per	December 31, 2011	(2,234)	(905)	(3,139)
	September 30, 2012	(2,975)	(1,294)	(4,269)
NBV as per	December 31, 2011	17,563	2,460	20,023
	September 30, 2012	16,822	2,071	18,893
Amortization Schedule	Oct 1, to December 31, 2012	247	128	375
	2013	988	517	1,505
	2014	988	517	1,505
	2015	988	517	1,505
	2016	988	392	1,380
	Thereafter	12,623	-	12,623

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

11.	Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	December 31, 2011	September 30, 2012
Short-term borrowings:
Revolving credit facility dated 12/01/2011	-	50,000
Revolving overdraft facility 3/30/2012	9,915	7,993
Trade credit facility 7/30/2012	102,915	99,762
Revolving credit facility 4/20/2012	58,000	61,840
Revolving credit facility 9/1/2012	51,500	23,941
Revolving credit facility 6/21/2012	123,109	82,432
Receivables credit facility amendment dated 11/15/2011	3,795	-
Total short-term borrowings	349,234	325,968
Long-term debt:
Secured syndicated term loan 8/30/2005	27,340	25,540
Secured term loan facility under senior secured credit facility 12/19/2006	22,620	20,520
Secured term loan 10/25/2006	22,473	21,357
Secured term loan 10/27/2006	14,824	13,906
Secured syndicated term loan 10/30/2006	56,230	53,659
Secured term loan 9/12/2008	38,223	35,017
Secured syndicated term loan 4/24/2008	32,698	31,225
Secured syndicated term loan 7/8/2008	8,500	6,813
Secured term loan 4/1/2010	2,455	2,197
Secured term loan 4/1/2010	2,331	1,543
Roll over agreement 4/1/2010	6,988	6,573
Overdraft facility under senior secured credit facility 3/3/2011	123,000	123,000
Total	357,682	341,350
Less: Current portion of long-term debt	(21,428)	(149,228)
Long-term debt, net of current portion	336,254	192,122

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

As at September 30, 2012, the Company was marginally not in compliance with the current ratio covenant contained in two of its short-term borrowings (required to maintain a minimum of 1.10-to-one and maintained 1.09-to-one) and with the working capital covenant contained  in one of its short-term borrowings (required to maintain a minimum of $75.0 million  and maintained $74.5 million). On November 5, 2012, the Company obtained waivers for these covenant breaches. Management has the intention and the ability to cure these breaches in the event that the Company is still not in compliance with these covenants upon the expiry of the existing waivers in February 2013, and has not renegotiated the waivers.

The annual principal payments of long-term debt required to be made after September 30, 2012 is as follows:

Amount
October 1 to December 31, 2012	5,340
2013	148,741
2014	18,643
2015	18,346
2016	18,246
2017 and thereafter	132,034
341,350

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

12.	Derivatives and fair value measurements:

    The Company uses derivative instruments in accordance with its overall risk management strategy.  The change in the fair value of these instruments measured at the mark-to-market prices is recognized immediately through earnings.

    The following describes the Company's derivative classifications:

    The Company enters into interest rate swap contracts to economically hedge its exposure to variability in its floating rate long-term debt.  Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amount and maturity.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates to equivalent fixed rates.

    As of September 30, 2012, the Company was committed to the following 15 year interest rate swap arrangement with a call option for the bank to terminate it after 5 years duration, on March 31, 2016:

	Interest Rate Index	Principal Amount	Fair Value/Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate

U.S. Dollar-denominated Interest Rate Swap	Euribor	$6,573	$593	13.51	2.35%

The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement.  In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A or better by AAA at the time of the transactions.

The following table presents information about our derivative instruments measured at fair value and their locations on the condensed consolidated balance sheets:

		As of
	Balance Sheet Location	December 31, 2011	September 30, 2012
Fuel pricing contracts	Current derivative assets	1,219	1,063
Interest rates contracts	Non- current derivative liabilities	385	593

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a quarterly basis.  Therefore, these amounts are presented on a net basis in the condensed consolidated balance sheets (on a gross basis: an asset of $1,617 and a liability of $554).

The following table presents the effect and financial statement location of our derivative instruments on our condensed consolidated statements of income for the nine months ended September 30, 2011 and 2012:

		Nine months ended September 30,
	Statements of Income Location	2011	2012

Fuel pricing contracts	Cost of revenue - third parties	1,135	(12,738)
Interest rate contracts	Interest and finance cost	(243)	(264)
Total		892	(13,002)

The following table sets forth by level our assets/liabilities that are measured at fair value on a recurring basis.  As required by the fair value guidance, assets/liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair value measurements at September 30, 2012
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	(593)	-	(593)	-
Fuel pricing contracts	1,063	-	1,063	-

Total	470	-	470	-

		Fair value measurements at December 31, 2011
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	(385)	-	(385)	-
Fuel pricing contracts	1,219	-	1,219	-

Total	834	-	834	-

Interest rate swaps are valued using pricing models and the Company generally uses similar models to value similar instruments.  Where possible, the Company verifies the values produced by its pricing models to market prices.  The fair value of the interest rate swaps is determined using the discounted cash flow method based on market-based Euribor rates swap yield curves, taking into account current interest rates and the credit worthiness of both the financial institution counterparty and the company. Valuation models require a variety of  inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.  Fuel pricing contracts are valued using quoted market prices of the underlying commodity.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The Company evaluates the prices provided through the forward curves to calculate the mark-to-market valuation of the fuel pricing derivatives. During the period ended September 30, 2012, the Company entered into fuel pricing contracts for 2,233,968 metric tons.

The Company's derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not require significant management judgment.  Such instruments are classified within Level 2 of the fair value hierarchy.

13.	Revenues and Cost of Revenues:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Nine Months Ended September 30,
	2011	2012

Sales of marine petroleum products	5,196,577	5,484,406
Voyage revenues	16,977	18,605
Other revenues	11,563	21,235
Revenues	5,225,117	5,524,246

Cost of marine petroleum products	5,009,662	5,280,265
Cost of voyage revenues	13,841	12,050
Cost of other revenues	764	1,131
Cost of Revenues	5,024,267	5,293,446

14.	Selling and Distribution:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Nine Months Ended September 30,
	2011	2012

Salaries	47,370	48,988
Depreciation	13,386	14,320
Vessel hire charges	9,623	12,491
Amortization of dry-docking costs	5,247	5,269
Vessel operating expenses	30,482	29,535
Bunkers consumption	23,260	27,747
Storage costs	5,407	3,931
Broker commissions	3,052	3,749
Provision for doubtful accounts	320	3,176
Other	5,306	10,296
Selling and Distribution expenses	143,453	159,502

15.	General and Administrative:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Nine Months Ended September 30,
	2011	2012

Salaries	10,940	10,199
Depreciation	459	435
Office expenses	10,369	11,560
General and Administrative expenses	21,768	22,194

16.	Commitments and Contingencies:

Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all non-cancelable operating leases at September 30, 2012 are as follows:

October 1 to December 31, 2012	3,292
2013	12,918
2014	12,797
2015	12,831
2016	12,782
Thereafter	233,342

Total minimum annual payments under all non-cancelable operating leases	287,962

Rent expense under operating leases was $2,999 and $3,335 for the nine months period ended September 30, 2011 and 2012, respectively.

Legal Matters:  In November, 2005 an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $1.00 per metric ton over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action. While the plaintiff's action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009.  Plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. In January, 2012, the unrelated party issued new proceedings before the Paris Commercial Court. These proceedings, after further adjournments, were heard on May 7, 2012. Judgment was issued on June 27, 2012 and the Paris Commercial Court dismissed Mr Varouxis' claims holding in favour of the competence and jurisdiction of the Greek Courts. In July 2012 Mr Varouxis filed a "contredit", a procedure under the French Law where a party appeals to the Court of Appeal seeking leave to refer certain well-defined questions to the European Court of Justice. The Company's position is that this matter remains pending before the Greek Courts and that this new action falls for lack of jurisdiction both actual and territorial of the Paris Court, is unwarranted and lacking in merit. The outcome of this lawsuit, according to the Company, will not have a material effect on its operations and financial position.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

In January 2010, a former director of the Company's Ghanaian subsidiary and a company controlled by him, commenced an action in Ghana against two of the Company's subsidiaries for alleged wrongful termination of such director's directorship and deprivation of an opportunity to hold 70% shares in an oil trading company and 30% shares in a shipping agency allegedly agreed to be formed by the parties. The plaintiffs are seeking a payment of approximately 17 months and damages for breach of trust, extreme mental anguish, pain and suffering, and loss of earnings.  Subsequently the Plaintiff filed a modified claim seeking to join the Company as a 3rd Defendant. In November 2011, the High Court of Justice of Commercial Division in Accra, Ghana, issued its Plaintiff's motion and dismissed same. The Company believes that the plaintiffs' claims are unwarranted and that the outcome of this litigation will have no material effect on the Company. Various claims, suits, and complains, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements.

Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1 billion per vessel per incident.

17.	Capital Leases:

The Company leases Barge PT 22 under a capital lease, with a gross amount capitalized of $4,778 and accumulated depreciation of $666 as at September 30, 2012.

The annual future minimum lease payments under the capital lease, of Barge PT 22, together with the present value of the net minimum lease payments required to be made after September 30, 2012, are as follows:

Amount
October 1 to December 31, 2012	321
2013	1,284
2014	428
Total minimum lease payments	2,033
Less: imputed interest	129
Present value of minimum lease payments	1,904
Current portion of capitalized lease obligations	(1,174)
Long-term capitalized lease obligations	730

The current portion of the capitalized lease obligations is included in the accrued and other current liabilities in the accompanying condensed consolidated balance sheets while the long-term obligations of the capitalized lease is included in the other non-current liabilities in the accompanying condensed consolidated balance sheets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

18.	Equity Incentive Plan:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the vesting period. The expense is recorded in the general and administrative expenses in the accompanying condensed consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of non-vested stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company's non-vested shares outstanding for the nine months ended September 30, 2012:

	Non-vested Stock	Weighted Average Grant Date Market Price
January 1, 2012	833,074	15.64
Awarded	373,000	7.31
Vested	(91,687)	11.27
Forfeited	(16,835)	21.60
September 30, 2012	1,097,552	13.08

Total compensation cost of $3,267 was recognized and included in the general and administrative expenses in the accompanying condensed consolidated statement of income for the nine months ended September 30, 2012.

As of September 30, 2012, there was $5,583 of total unrecognized compensation cost related to share-based compensation awards, which is expected to be recognized as compensation expense over a weighted average period of 1.8 years as follows:

Amount
October 1 to December 31, 2012	1,134
2013	3,018
2014	1,330
2015	98
2016	3
5,583

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

19.	Common Stock, Treasury Stock and Additional Paid-In Capital:

    Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The Company's board of directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

    As of September 30, 2012, the Company had no shares of preferred stock issued and outstanding and had 48,553,038 and 46,585,399 shares of common stock, with a par value of $0.01, issued and outstanding, respectively.

    During the nine months ended September 30, 2012, the Company declared and paid dividends of $0.01 per share totaling to $1,394.

    In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a "Right") on each outstanding share of its common stock.  The dividend distribution was made to shareholders of record as of August 14, 2009.  The rights will separate from the common stock and become exercisable upon the earlier of (i) ten days following the public announcement or disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person (the "Distribution Date").  On the Distribution Date, each Right holder will be entitled to purchase for $100 (the "Exercise Price") one one-thousandth of a share of a new series of junior participating preferred stock.  In the event that an Acquiring Person acquires more than 15 percent of the outstanding common stock, each Right holder (except the Acquiring Person) will be entitled to purchase at the Exercise Price, shares of common stock having a market value equal to twice the Exercise Price. Any time after the date an Acquiring Person obtains more than 15 percent of the outstanding common shares and before that Acquiring Person acquires more than 50 percent of the outstanding common shares, the Company may exchange each Right owned by all other Rights holders, in whole or in part, for one common share.  The Rights expire on the earliest of (i) August 14, 2019 or (ii) the redemption of the Rights by the Company or (iii) the exchange of the Rights as described above. The Company can redeem the Rights at any time on or prior to the earlier of the tenth business day following the public announcement that a person has acquired ownership of 15 percent or more of the outstanding common shares, or August 14, 2019. The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections.  As of September 30, 2012, no such events had occurred, and no rights have been exercised.

    On January 27, 2010, the Company completed a public offering in the United States under the United States Securities Act of 1993. In this respect, 4,491,900 shares of common stock at par value $0.01 were issued for $32.75 per share. The proceeds of the public offering, net of underwriting commissions of $7,355 and net of issuance cost of $707 amounted to $139,047.

    On May 17, 2010, the Company's Board of Directors approved a plan to purchase 1,000,000 shares from Mr. Dimitris Melisanidis, the Company's Founder and Director of Corporate Development.  These shares were purchased on May 21, 2010, for an aggregate purchase price of $24,680, which has been recorded as Treasury Stock in the condensed consolidated balance sheets as of December 31, 2011 and September 30, 2012.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

    On July 20, 2011, the Company's Board of Directors approved a share repurchase program for up to 2,000,000 shares of the Company's common stock. On August 8, 2012 the Board has renewed the program for a period of 12 months. The Company repurchased 967,639 shares under this program for an aggregate purchase price of $4,628 which has been recorded as Treasury Stock in the condensed consolidated balance sheets as of December 31, 2011 and September 30, 2012.

20.	Earnings per Common Share:

    The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 18), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive. At September 30, 2012 the Company excluded 1,097,552 non vested share awards as anti-dilutive.

    Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

    The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Nine Months Ended September 30,
	2011	2012

Net and dilutive income attributable to AMPNI shareholders	$3,935	16,733

Less: Dividends declared and undistributed earnings allocated to non-vested shares	(57)	(348)
Basic and diluted income available to common stockholders	$3,878	16,385

Basic weighted average number of common shares outstanding	46,184,387	45,464,001

Diluted weighted average number of common shares outstanding	46,184,387	45,464,001

Basic earnings per common share	$0.08	$0.36
Diluted earnings per common share	$0.08	$0.36

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

21.	Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions. The income tax (expense) / benefit for the periods presented and the respective effective tax rates for such periods are as follows:

	Nine Months Ended September 30,
	2011	2012
Current tax expense	(3,828)	(2,534)
Net deferred tax benefit/(expense)	525	(249)
Income tax expense	(3,303)	(2,783)
Effective tax rate Reconciliation	25.63%	31.56%

Our provision for income taxes for each of the nine-month periods ended September 30, 2011 and 2012 was calculated for our Belgian and Canadian companies that are subject to federal and state income taxes.

The reconciliation between the statutory tax expense on income from continuing operations to the income tax benefit/ (expense) recorded in the financial statements is as follows:

	Nine Months Ended September 30,
	2011	2012
Income tax expense on profit before tax at statutory rates	(4,181)	(2,853)
Effect of permanent differences	878	70
Total tax expense	(3,303)	(2,783)

Deferred income taxes that derive from our Belgian subsidiaries, are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting.

22.	Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

      The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

The Company is domiciled in the Marshall Islands but provides no services in that location.  It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile.  In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.

The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio.

The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law; shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

23.	Subsequent Events:

Sale of vessel: On October 23, 2012, the Company completed the sale and delivered the vessel Aegean Star, a 11,520 dwt double-hull bunkering tanker, to a third-party purchaser. The vessel was sold for $1,836, resulting in a book loss of approximately $1,700.

Trade Receivables Purchase Agreement: On November 14, 2012, the Company renewed the Trade Receivables Purchase Agreement with the international bank for a period up to October 17, 2013.